UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 30)*

Boulder Total Return Fund, Inc.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

101541100
(CUSIP Number)

Stephen C. Miller, Esq.
2344 Spruce Street, Suite A
Boulder, CO  80302
(303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101541100

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           2,987,504
Shares Bene-
ficially                                  8.           Shared Voting Power                                        0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    2,987,504
Person With
10.           Shared Dispositive Power                               0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 24.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           1,666,907
Shares Bene-
ficially                                  8.           Shared Voting Power                                        0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    1,666,907
Person With
10.           Shared Dispositive Power                               0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,666,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	13.5%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101541100

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Atlantic LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Colorado

Number of                                7.           Sole Voting Power                                           343,749
Shares Bene-
ficially                                  8.           Shared Voting Power                                        0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    343,749
Person With
10.           Shared Dispositive Power                               0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	343,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.8%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101541100

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Stewart West Indies Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Alaska

Number of                                7.           Sole Voting Power                                           130,325
Shares Bene-
ficially                                  8.           Shared Voting Power                                        0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    130,325
Person With
10.           Shared Dispositive Power                               0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	130,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.1%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101541100

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Alaska

Number of                                7.           Sole Voting Power                                           72,176
Shares Bene-
ficially                                  8.           Shared Voting Power                                        0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    72,176
Person With
10.           Shared Dispositive Power                               0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	72,176

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.6%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101541100

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Alaska

Number of                                7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power                                       0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   0
Person With
10.           Shared Dispositive Power                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

  CUSIP No. 101541100

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                                7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power                                      343,749
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   0
Person With
10.           Shared Dispositive Power                              343,749

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 30 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Boulder Total Return Fund, Inc., a Maryland corporation (the "Company").  Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the “Ernest Trust”), the Lola Brown Trust No. 1B (the “Brown Trust”), Evergreen Atlantic LLC (“Evergreen Atlantic”), the Stewart West Indies Trust (the “West Indies Trust”), the Susan L. Ciciora Trust (the “Susan Trust”), the John S. Horejsi Trust (the “John Trust”), and the Evergreen Trust (the “Evergreen Trust”), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described in prior filings, are hereby amended, or amended and restated, as set forth below.

Item 3.                                Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

As reported in Item 5(c), on November 30, 2014, the Evergreen Trust transferred and gifted to the West Indies Trust, and the West Indies Trust thereby acquired from the Evergreen Trust, 25,698 Shares. This inter-trust transfer and gift was in connection with the dissolution of the Evergreen Trust.  No funds were required in connection therewith.

Item 4.                                Purpose of Transaction.

No change except for the addition of the following:

As reported in Item 5(c), the Evergreen Trust transferred and gifted to the West Indies Trust, and the West Indies Trust thereby acquired from the Evergreen Trust, 25,698 Shares.  This inter-trust transfer and gift was in connection with the dissolution of the Evergreen Trust. Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.                      Interest in Securities of the Issuer.

No change except for the addition of the following:

(a)           The Ernest Trust is the direct beneficial owner of 2,987,504 Shares, or approximately 24.2% of the 12,338,660 Shares outstanding as of May 31, 2014 (the “Outstanding Shares”), according to information contained in the Company’s most recent semi-annual report to stockholders.

The Brown Trust is the direct beneficial owner of 1,666,907 Shares, or approximately 13.5% of the Outstanding Shares.

Evergreen Atlantic is the direct beneficial owner of 343,749 Shares, or approximately 2.8% of the Outstanding Shares.

The West Indies Trust is the direct beneficial owner of 130,325 Shares, or approximately 1.1% of the Outstanding Shares.

The Susan Trust is the direct beneficial owner of 72,176 Shares, or approximately 0.6% of the Outstanding Shares.

As of November 30, 2014, the Evergreen Trust no longer beneficially owns any Shares and will cease to be a Reporting Person on this Schedule 13D after the filing of this Amendment No. 30.

As manager of Evergreen Atlantic, Mr. Horejsi may be deemed to share indirect beneficial ownership of the 343,749 Shares directly beneficially held by Evergreen Atlantic, or approximately 2.8% of the Outstanding Shares.  Also, by virtue of the relationships previously reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons.  Mr. Horejsi disclaims all such beneficial ownership.

By virtue of the relationships and transactions previously described in this statement, the Reporting Persons may be deemed to constitute a group.  Unless otherwise specifically stated, each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

(c)           The table below sets forth information relating to the transfer and gift of 25,698 Shares by the Evergreen Trust to the West Indies Trust, and the West Indies Trust’s acquisition of such Shares from the Evergreen Trust. Such inter-trust transfer and gift was effected by the Evergreen Trust and the West Indies Trust in a privately negotiated transaction and in connection with the dissolution of the Evergreen Trust.

Date	Amount of Shares	Approximate Price Per Share (exclusive of commissions)
11/30/2014	25,698	$27.74

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2014

/s/ Stewart R. Horejsi
Stewart R. Horejsi individually and as
manager of Evergreen Atlantic LLC

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr as President of Alaska Trust Company, trustee of the Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Stewart West Indies Trust, Susan L. Ciciora Trust and the Evergreen Trust.